 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill and U.S. Army Announce Opaganib and RHB-107 Combinations with Remdesivir Show Distinct Synergistic Effect Against Ebola”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: December 20, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill and U.S. Army Announce Opaganib and RHB-107
Combinations with Remdesivir Show Distinct Synergistic
Effect Against Ebola

Investigational drugs opaganib and RHB-107 (upamostat) demonstrate distinct synergistic effect when combined individually with remdesivir, significantly improving potency while maintaining cell viability, in a new U.S. Army-funded and conducted in vitro Ebola virus study
--
Opaganib and RHB-107 are both novel, oral, host-directed, small molecule investigational drugs that are easy to administer and distribute, with demonstrated activity against multiple viral targets, including COVID-19, and are expected to be effective against emerging viral variants
--
Opaganib is believed to be the first host-directed molecule to show activity in Ebola virus disease, having recently delivered a statistically significant increase in survival time in a separate U.S.
Army-funded in vivo Ebola virus study. RHB-107 was recently accepted for inclusion in the ACESO
PROTECT adaptive platform trial for early COVID-19 outpatient treatment

TEL-AVIV, Israel / RALEIGH, NC, December 20, 2023, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that its two novel, oral host-directed investigational drugs, opaganib1 and RHB-107 (upamostat)2, demonstrated robust synergistic effect when combined individually with remdesivir (Veklury®)3, significantly improving viral inhibition while maintaining cell viability, in a new U.S. Army-funded and conducted Ebola virus in vitro study.

“These encouraging in vitro results for opaganib and RHB-107 show a distinct synergy in terms of viral inhibition while maintaining cell viability (i.e., not increasing toxicity), when either is added to remdesivir, with opaganib showing the greatest synergistic effect in combination with remdesivir,” said Jeffrey Kugelman, Ph.D., Major(P), US Army MSC, Branch Chief Synthetic Biology & Surveillance, Molecular Biology Division, U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID), who led the bioinformatics analysis of the study. “The results suggest that opaganib and upamostat may have potential or use in combination with direct antiviral agents, such as remdesivir, to improve treatment outcome, increasing efficacy while maintaining safety.”

“Opaganib is believed to be the first host-directed molecule to show activity in Ebola virus disease, and these results add to a recent U.S. Army Ebola virus study in which opaganib delivered a statistically significant increase in mice survival time in vivo,” said Reza Fathi, Ph.D., RedHill’s SVP R&D. “Opaganib and RHB-107 are both novel, oral, host-directed, small molecule investigational drugs with demonstrated activity against multiple viral targets, including COVID-19, and are expected to be effective against emerging viral variants. This, together with their growing safety and tolerability databases, presents a compelling hypothesis for further study of their potential in treating Ebola virus.”

Utilizing a checkerboard design to test the study compounds in combination, the study cell lines were pretreated and then infected with Ebola virus. The cells were fixed, washed and subjected to immunofluorescence staining using a virus-specific antibody. The raw data for the combination was analyzed to determine synergistic, additivity or antagonistic effects on viral inhibition while taking into account cell viability.

Twice daily administered opaganib has previously demonstrated benefit in late-stage clinical studies of patients hospitalized with moderate to severe COVID-19 and was selected by the NIH Radiation and Nuclear Countermeasures Program (RNCP) for Acute Radiation Syndrome development.

RHB-107 successfully met its U.S. Phase 2 study primary endpoint of safety and tolerability and delivered promising efficacy results, including marked reduction in hospitalization due to COVID-19. RHB-107 was recently accepted for inclusion in the ACESO PROTECT adaptive platform trial for early COVID-19 outpatient treatment. The 300-patient PROTECT Phase 2 RHB-107 arm, fully funded by non-dilutive external funding sources including the U.S. government4, has received FDA clearance to start, with the first patient expected to be enrolled in the coming weeks. The study is being conducted in the U.S., Thailand, Ivory Coast, South Africa and Uganda, and is estimated to be completed by end of 2024.

About Ebola virus disease:
According to the Centers for Disease Control and Prevention, Ebola disease is a rare and often deadly illness, caused by infection by one of a group of four viruses, known as ebolaviruses, that are found primarily in sub-Saharan Africa and are known as: Zaire, Sudan, Taï Forest (formerly Côte d’Ivoire) and Bundibugyo. Transmission of the disease is mostly through contact with an infected animal (bat or nonhuman primate), or a sick or dead person infected with an ebolavirus. The course of the illness typically progresses from “dry” symptoms initially (such as fever, aches and pains, and fatigue), and then progresses to “wet” symptoms (such as diarrhea, vomiting and unexplained hemorrhaging, bleeding or bruising) as the person becomes sicker. There are currently only two FDA-approved therapies to treat EVD caused by the Ebola virus, species Zaire ebolavirus, in adults and children; Inmazeb™, a combination of three monoclonal antibodies and Ebanga™, a single monoclonal antibody. Both are intravenously infused direct acting monoclonal antibody antivirals that bind to glycoproteins on the Ebola virus’s surface to prevent the virus from entering a person’s cells. There is an urgent need for host-directed small molecule therapies that may be effective against multiple strains of ebolavirus, less likely to be impacted by viral mutation, and that are easy to store, distribute and administer, especially in areas where healthcare services and infrastructures may be sub-optimal.

About Opaganib (ABC294640)
Opaganib, a proprietary investigational host-directed and potentially broad-acting drug, is a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple potential diseases, including gastrointestinal acute radiation syndrome (GI-ARS), COVID-19, other viruses as part of pandemic preparedness, and cholangiocarcinoma (bile duct cancer).

Opaganib’s host-directed action is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

Opaganib was selected by the U.S. government’s Radiation and Nuclear Countermeasures Program (RNCP), led by the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health, for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS).

Opaganib has received Orphan Drug designation from the FDA for the treatment of cholangiocarcinoma and has undergone studies in advanced cholangiocarcinoma (Phase 2a) and prostate cancer. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has demonstrated antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A. Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Data from the opaganib global Phase 2/3 study has been submitted for peer review and recently published in medRxiv.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications.

About RHB-107 (upamostat)
RHB-107 is a proprietary, first-in-class, once-daily orally administered investigational antiviral, that targets human serine proteases involved in preparing the spike protein for viral entry into target cells. Because it is host-cell targeted, RHB-107 is expected to also be effective against emerging viral variants with mutations in the spike protein. RHB-107 is well tolerated; in the initial COVID-19 study, among 41 patients only one reported a drug-related adverse reaction (a mild, self-limited, rash).

In addition, RHB-107 inhibits several proteases targeting cancer and inflammatory gastrointestinal disease. RHB-107 has undergone several Phase 1 studies and two Phase 2 studies, demonstrating its clinical safety profile in approximately 200 patients5.

RedHill acquired the exclusive worldwide rights to RHB-107, excluding China, Hong Kong, Taiwan and Macao, from Germany's Heidelberg Pharmaceuticals (FSE: HPHA) (formerly WILEX AG) for all indications.

About USAMRIID
Since 1969, USAMRIID has served as the U.S. Department of Defense’s lead laboratory for medical biological defense research. The core mission is to protect the warfighter from biological threats, while also investigating disease outbreaks and threats to public health.  Research conducted at USAMRIID leads to medical solutions—therapeutics, vaccines, diagnostics, and information—that benefit both military personnel and civilians.  USAMRIID is a subordinate laboratory of the U.S. Army Medical Research and Development Command.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults6, and Aemcolo®, for the treatment of travelers’ diarrhea in adults7. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at: www.redhillbio.com / twitter.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including, but not limited to, statements regarding the intended use of net proceeds therefrom, may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding compliance with the listing requirements of the Nasdaq Capital Market (“Nasdaq”), anticipated the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, market and other conditions, the risk that the Company will not comply with the listing requirements of Nasdaq to remain listed for trading on Nasdaq, the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107, the risk that the Phase 2/3 COVID-19 study for RHB-107 and/or the Phase 2 ACESO PROTECT study for RHB-107 may not be completed or, if completed, may not be successful or, even if successful, may not be sufficient support for regulatory applications, including emergency use or marketing applications, the risk that RHB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate & Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: R&D

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 RHB-107 is an investigational new drug, not available for commercial distribution.
3 Remdesivir, a leading COVID-19 therapy, is sold under the brand name Veklury® by Gilead Sciences, Inc. (Nasdaq: GILD)
4 https://www.redhillbio.com/news/news-details/2023/RedHill-Announces-New-Non-Dilutive-External-Funding-of-Entire-RHB-107-COVID-19-300-Patient-Phase-2-Study/default.aspx
5 https://www.ijidonline.com/article/S1201-9712(22)00638-5/fulltext
6 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
7 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.